TEVA ANNOUNCES LAUNCH OF GENERIC BEYAZ®
IN THE UNITED STATES

Jerusalem, October 12, 2016 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced the launch of RAJANITM (drospirenone, ethinyl estradiol and levomefolate calcium tablets, 3 mg/0.02 mg/0.451 mg and levomefolate calcium tablets, 0.451 mg) in the United States. RAJANITM, the generic equivalent of Beyaz®1, is an oral contraceptive, available in a 28-day blister pack dispenser, for use by women to:

prevent pregnancy;
treat symptoms of premenstrual dysphoric disorder (PMDD) in women choosing to use an oral contraceptive for contraception;
treat moderate acne for women at least 14 years old if the patient desires an oral contraceptive for birth control; and
raise folate levels in women who choose to use an oral contraceptive for contraception.

Teva is committed to strengthening its generics business through continued investment in complex, high-quality products. With nearly 600 generic medicines available, Teva has the largest portfolio of FDA-approved generic products on the market. This product enhances Teva’s already comprehensive oral contraceptive portfolio.

Teva has over 300 product registrations pending FDA approval and holds the leading position in first-to-file opportunities, with over 100 pending first-to-files in the U.S. Currently, one in six generic prescriptions dispensed in the U.S. is filled with a Teva generic product.

Beyaz® had annual sales of approximately $133 million in the U.S., according to IMS data as of July 2016.

About RAJANITM

RAJANITM is indicated for use by women to prevent pregnancy. RAJANITM does not protect against HIV infection (AIDS) and other sexually transmitted diseases.

RAJANITM is indicated for the treatment of symptoms of premenstrual dysphoric disorder (PMDD) in women who choose to use an oral contraceptive as their method of contraception. The effectiveness of RAJANITM for PMDD when used for more than three menstrual cycles has not been evaluated. Diagnosis is made by healthcare providers according to DSM-IV criteria, with symptomatology assessed prospectively over at least two menstrual cycles. In making the diagnosis, care should be taken to rule out other cyclical mood disorders. RAJANITM has not been evaluated for the treatment of premenstrual syndrome (PMS).

RAJANITM is indicated for the treatment of moderate acne vulgaris in women at least 14 years of age, who have no known contraindications to oral contraceptive therapy and have achieved menarche. RAJANITM should be used for the treatment of acne only if the patient desires an oral contraceptive for birth control.

RAJANITM is indicated in women who choose to use an oral contraceptive as their method of contraception, to raise folate levels for the purpose of reducing the risk of a neural tube defect in a pregnancy conceived while taking the product or shortly after discontinuing the product.

Important Safety Information
WARNING: Cigarette smoking increases the risk of serious cardiovascular events from combination oral contraceptives (COC) use. This risk increases with age, particularly in women over 35 years of age, and with the number of cigarettes smoked. For this reason, COCs should not be used by women who are over 35 years of age and smoke.

RAJANITM is contraindicated in women who are known to have the following: renal impairment; adrenal insufficiency; a high risk of arterial or venous thrombotic diseases; undiagnosed abnormal uterine bleeding; breast cancer or other estrogen- or progestin-sensitive cancer, now or in the past; liver tumors, benign or malignant, or liver disease; or pregnancy.

COCs may be associated with a higher risk of venous thromboembolism (VTE) than COCs containing the progestin levonorgestrel or some other progestins. Use of COCs also increases the risk of arterial thromboses such as strokes and myocardial infarctions, especially in women with other risk factors for these events. RAJANITM contains 3 mg of the progestin DRSP, which has antimineralocorticoid activity, including the potential for hyperkalemia in high-risk patients. Other serious adverse reactions associated with the use of COCs include: carcinoma of breast or cervix; impaired liver function or liver tumors; hypertension; gallbladder disease; carbohydrate and lipid metabolic effects; new or worsening headaches, including migraines; bleeding irregularities; depression; elevations of binding globulins; angioedema; and chloasma.

The most frequent adverse reactions (greater than or equal to 2%) in contraception, acne and folate clinical trials are headache/migraine (5.9%), menstrual irregularities (4.1%), nausea/vomiting (3.5%) and breast pain/tenderness (3.2%).

The most frequent adverse reactions (greater than or equal to 2%) in PMDD clinical trials are menstrual irregularities (24.9%), nausea (15.8%), headache (13.0%), breast tenderness (10.5%), fatigue (4.2%), irritability (2.8%), decreased libido (2.8%), increased weight (2.5%), and affect lability (2.1%).

For more information, please see accompanying full Prescribing Information, including the boxed warnings.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to integrate Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of the acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we are dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt incurred to finance the Actavis Generics acquisition; the fact that for a period of time following the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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[1]	Beyaz® is a registered trademark of Bayer Healthcare.